SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35758; File No. 812-15887

Partners Group Lending Fund, LLC and Partners Group (USA), Inc.

 September 24, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 18(a)(2), 18(c), 18(i), and 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies that intend to elect to be regulated as business development companies to issue multiple classes of shares with varying sales loads and asset-based distribution and/or service fees.

Applicants: Partners Group Lending Fund, LLC and Partners Group (USA), Inc.

Filing Dates: The application was filed on September 2, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on October 20, 2025, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Robert Collins, Partners Group Lending Fund, LLC, 1114 6th Avenue of the Americas, 37th Floor, New York, NY 10036; Harry S. Pangas and Darius I. Ravangard, Dechert LLP, 1900 K Street, NW, Washington, DC, 20006.

FOR FURTHER INFORMATION CONTACT: Jacob D. Krawitz, Senior Special Counsel, or Kaitlin Bottock, Assistant Director, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated September 2, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.